Mail Stop 3561

August 13, 2007

Matthew A. Engel
Chief Financial Officer
Option One Mortgage Acceptance Corporation
3 Ada
Irvine, California 92618

**Re:     Option One Mortgage Loan Trust 2006-2**
**Form 10-K for the fiscal year ended December 31, 2006**
**Filed April 2, 2007**
**File No. 333-130870-01**

Dear Mr. Engel,

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director